MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2017
PREPARED AS OF JUNE 28, 2017

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the three months ending April 30, 2017 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal years ending October 31, 2016 which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company’s shares are traded on the OTCQB under the symbol MMTIF and on the Canadian Securities Exchange (“CSE”) under the symbol MRM. In November 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. (“MAST”) for the purpose of moving forward with the planned commercialization of its technology. MAST and Micromem are referred to interchangeably throughout this report as the Company.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable Canadian securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward–looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:

I.	OVERVIEW

II.	COMPANY PROFILE AT APRIL 30, 2017

1. Update of Product Development Activity
2. Intellectual Property
3. Financing
4. Share Capital
5. Management and Board of Directors
6. Related Party Transactions

III.	DISCUSSION OF OPERATING RESULTS – QUARTER ENDED APRIL 30, 2017

1. Financial Position
2. Results of Operations
3. Unaudited Quarterly Financial Information

IV.	COMPLIANCE AND REPORTING MATTERS

1. Continuity of Critical Accounting Policies and Reporting Procedures
2. Commitments and Contingencies
3. Disclosure Controls/Internal Controls
4. Off Balance Sheet Arrangements
5. Risks, Uncertainties and Going Concern
6. Liquidity and Capital Resources

V.	SUBSEQUENT EVENTS

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

I. OVERVIEW

Micromem is a company that develops customized, proprietary sensor-based solutions for large multinational corporations. Over the past several years, it has presented its technology platform to numerous companies who are seeking solutions to various and complex challenges in the measurement of operating performance and real time diagnostics in their operating systems and assets. At April 30, 2017 the Company has established working relationships (in some instances it has executed joint product development agreements) with these companies to produce sensor-based technology solutions for them. These working arrangements are discussed further in the body of this document.

While the applications for Micromem’s technology solutions are industry agnostic and cross virtually every industry, the Company has identified the following industry verticals as significant opportunities to pursue – the oil and gas sector, the automotive sector, the power generation and utilities sector and other specific industrial applications.

Our key market segments and the Company’s performance during 2017 are further discussed in Section II below.

Additional background information of the Company is available on its website, Micromem.com and on the website of its subsidiary, MAST INC.com.

II. COMPANY PROFILE AT APRIL 30, 2017

1.        Update of Product Development Activity.

Chevron:

a)

The addendum to our contractual work with Chevron for the current round of tracer tests was executed in August 2016. An initial budget of $400,000 for this work was established and we received $200,000 of this funding in August 2016.

b)	The work plan continued through February 2017 and was successfully completed. Chevron paid an additional $100,000 under this contract by January 2017.

c)

Blind test trials were successfully completed in March 2017 in an independent testing facility which was overseen by Chevron personnel. We have invoiced and collected from Chevron an additional $96,000 at the completion of these trials.

d)	Given the nature of the work performed, and the related costs of this work, the payments received from Chevron as above have been recorded as a recovery of development costs incurred by the Company.

e)

We now anticipate moving forward with Chevron to negotiate the initial commercial orders. These discussions continue and the Company anticipates that the rate and pace of continued product development and initial commercial sales will be clarified in Q3 2017. We have previously engaged with a large US based process control manufacturing company as a suitable candidate to take forward the production of the commercial units.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

f)

We have previously executed a development contract with Chevron in spring 2015 for the development of a cement integrity sensor platform. Given the Company’s cash constraints in 2016, this development initiative was not substantially pursued in 2016 and forms part of our go forward 2017 pipeline.

Castrol:

a)

We have developed with Castrol a critical path towards completion of the miniaturized product for automotive use over the course of 2017-2018. The Company must continue to raise financing to support the continuation of this work.

b)

In the quarter ended January 31, 2017, we engaged with Castrol and our subcontractors in the development of the fieldable units for use in Castrol’s marine division. We invoiced and Castrol paid an additional $100,000 for project work relating to these fieldable units in the quarter ending January 31, 2017. This receipt has been recorded as a recovery of development costs incurred by the Company.

c)

This fieldable unit has been trademarked as RT.LubeAnalyzer and is a miniaturized version of a lab analytical device that makes it possible to monitor lubricant wear in real time before equipment damage occurs. We have been approached and are currently in contract negotiations with a large European energy company for the production and sale to that company of fieldable units. We are also in continued discussions with other large companies in North America who have expressed an interest in purchasing the fieldable units. We anticipate that the Company will generate commercial orders and report revenues from the sale of fieldable units in 2017.

d)

In the quarter ended April 30th and in the subsequent period through to current date, we have continued to work with our prime subcontractor on the continuing product development relating to the Castrol project. In May, Castrol representatives were on hand in the subcontractor’s US based facilities to review and evaluate the progress of this work and Castrol has endorsed and accepted the product development work completed to date. After this review, preliminary meetings were arranged with potential users of the fieldable unit technology in the alternative energy sector. These discussions continue.

e)	The Company has responded to a Castrol request for expanded product development work and we are anticipating that contract to materialize in the third quarter.

f)

The Company has re-engaged Castrol in a current discussion with respect to the funding of ongoing product development costs. To date, the Company has incurred approximately $2.5 million of cumulative direct costs associated with the Castrol initiative and Castrol has funded $838,000 of direct development costs. The resolution of these funding discussions with Castrol will determine the rate and pace of continued product development as the Company is anticipating moving toward commercial unit sales and revenues.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Flextronics:

The development contract with Flextronics that was executed in 2014 remains in place. The Company has contracted with Flextronics to conduct specific work and is working with Flextronics to clear our outstanding account with them.

There has been minimal activity with Flextronics in 2017. In January 2017 we remitted a payment of $130,752 to Flextronics. We did not meet with Flextronics in Q2 2017 as originally anticipated and we are pursuing a follow up meeting with Flextronics for Q3 2017. The Company’s ability to continue to engage Flextronics is, in part, a function of securing additional financing.

Other Projects:

We reported at October 31, 2015 that we were working with Northeast Utilities (or Eversource) for the development of a sensor platform design to detect partial discharges inside a transformer. Additionally, we reported that we had begun development work with Northeast Utilities on a low cost power line conditioning monitoring device designed for transmission power lines.

Given the timing to market these opportunities, we reflected a writedown of our investment of $2.27 million against these projects in the quarter ending October 31, 2015. The Company continues to believe that there is substantial opportunity to further develop these technology applications in future. It retains the intellectual property on the work that it has completed. While there were no substantive developments or progress in the period ending April 30, 2017, these projects remain as active in our 2017 pipeline, perhaps with Eversource or with other utilities.

Development Costs:

To date, the Company has recovered from its development partners a portion of the costs it has incurred as development costs coincident with meeting milestones as stipulated in the development contracts.

a)	Chevron has contributed a total of approximately $2.4 million of project financing to date.

b)	Castrol has contributed a total of $838,500 of project financing to date.

c)	Other parties have contributed a total of $500,000 relating to other projects since 2012.

The Company wrote off the deferred development costs it had capitalized through July 31, 2016 given uncertainty of the timing of realization, but it anticipates that it will realize commercial economic benefits from the exploitation of these projects over the remainder of calendar 2017.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

2.        Intellectual Property

The Company continues to build its intellectual property portfolio as it has furthered the above-noted development projects. We have engaged a Washington, DC based law firm to assist us in these efforts. The Company incurred $67,642 of patent related costs in the six month period ended April 30, 2017.

We believe that the Company has broad and valuable interests in its intellectual property that it has developed through April 30, 2017. Specifically we note that:

a)

Six patents have been issued to date by the U.S. patent office for our multimodal condition sensor platform and system thereof. We also have provisional patents filed in various international jurisdictions for this intellectual property.

b)	U.S. patent filings have also been submitted and are pending for:

i.	System and method to monitor power lines. We have also filed provisional patents in several international jurisdictions for the system and method to monitor power lines.

ii.	System for real time monitoring of power line transformers.

iii.	MEMS sensor and methods to determine cement integrity.

iv.	MEMS implementation of a LIBS detection of wear metals in lubricants.

The Company must raise additional financing in order to continue to pursue the ongoing maintenance and expansion of its patent portfolio with the patent attorney firm that it has been working with to date.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

3.	Financing

In summary, the Company secured the following financing in 2016 and in the six months ending April 30, 2017:

	October 31,	April 30,
	2016	2017

Private placements of shares for cash consideration and share subscriptions	$110,000	$281,493

Common stock options exercised for cash consideration	751,273	-

Settlement of legal claim and trade accounts payable for share consideration	357,812	-

Bridge loan financing secured	2,490,333	992,983

Bridge loan settlement for share consideration	107,000	-

Project financing provided by development partners	643,901	296,000

	$4,460,319	$1,570,476

Commentary:

a)	The Company has continued its bridge loan financing opportunities with multiple investors. These loans are denominated in either $US or $CDN currency at the preference of each investor.

During the quarter ending January 31, 2017 the short-term loans that were outstanding at October 31, 2016 were extended to maturity dates ranging from June 2017 through November 2017. In most cases the interest rate on these loans was reduced to a rate of 1% per month.

During the quarter ending January 31, 2017, the Company secured 9 additional convertible bridge loans at an interest rate of 1% per month and a non-convertible loan at an interest rate of 2% per month; in all cases the term of the loans was set to 12 months. The total financing secured was $868,000 CDN funds ($663,769 USD). The conversion price for the convertible loans has been set at $0.30 CDN per share in all cases.

b)

The Company secured 4 additional bridge loans at an interest rate of 1% per month in the quarter ended April 30, 2017; in all cases the term of the loans was set to 12 months. The total financing secured was $444,860 CDN ($325,905 USD). The conversion price for these loans was set at $0.30 CDN per share in all cases.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

c)

We completed several private placements during the 6 month period through April 30th for total proceeds of $219,222 and issued 1,091,666 common shares; additionally we received subscriptions for additional private placements that are in process at April 30th and have received $62,271 of cash from this source.

d)

Chevron and Castrol each provided $100,000 of project financing support in the quarter ending January 31, 2017. Chevron provided an additional $96,000 of project financing in the quarter ended April 30, 2017.

The Company must continue to secure additional financing from investors and must secure additional financing support from its development partners in order to continue with the development of its product initiatives.

The opportunity to have the bridge loans converted to common shares in 2017 will be evaluated with our investors at the appropriate time if the Company’s share price warrants a conversion.

4. Share Capital

At April 30, 2017 the Company reports 204,877,878 common shares outstanding (October 31, 2016: 204,388,569). Additionally, the Company has 7,285,000 stock options outstanding with a weighted average exercise price of $.0.36 per share (2016: 4,395,000 options outstanding with a weighted average exercise price of $0.45 per share)

5. Management and Board of Directors

At our Annual Meeting of Shareholders held on Friday, April 26, 2016, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue, Alex Dey, and Brian Von Herzen were re-elected to serve on our Board of Directors. Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

6.	Related Parties Transactions:

The Company reports the following related party transactions:

(a)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties for the respective 6 month periods through April 30, 2017 is summarized as:

	2017	2016

Cash compensation	$387,945	$345,072

Reclassified to deferred development costs	-	(4,869)

	387,945	340,203

Stock based compensation	315,968	-

	$703,913	$340,203

In the quarter ended January 31, 2017, these parties were awarded a total of 2,065,000 options (2016: nil) at an exercise price of $0.22 per share).

(b)	Bridge loan:

The CEO provided bridge loan financing of $100,000 CDN on September 2, 2016; that balance remains outstanding at April 30, 2017.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

III. DISCUSSION OF OPERATING RESULTS – QUARTER ENDING APRIL 30, 2017

1.        Financial Position:

	April 30, 2017	October 31, 2016
	('$000)	('$000)

Cash	34	288
Deposits and other receivables	45	33
	79	321

Property and equipment, net	13	11
Patents, net	410	404
	501	736

Bridge loans	4,501	3,637
Accounts payable and accrued liabilities	933	917
Derivative liability	525	84
	5,959	4,638
Shareholders' Equity
Share capital:	76,103	75,855
Subscription received	62	-
Equity component of bridge loans	23	23
Contributed surplus	27,360	26,918
Deficit	(109,006)	(106,699)
	(5,458)	(3,902)

	501	736

Commentary:

a)	The Company continued its bridge loan financing program in the period ending April 30, 2017 as discussed in Section II(3) of this MD&A document.

The accounting measurement for $CDN denominated convertible debt under IFRS reporting gives rise to a non-cash derivative liability at each quarter end using Black Scholes methodology.

The bridge loans secured in 2016 were extended on or around October 31, 2016 for, in most cases, a 12 month period. As a result of this extension, the Company, in accordance with IFRS, measured the derivative liability relating to the $CDN denominated bridge loans which formed part of the total 2016 bridge loan financing secured at each of the quarters ending January 31, 2017 and April 30, 2017.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

The bridge loans secured in each of Q1 2017 and Q2 2017 required the same revaluation at quarter end for measurement of the related derivative liability.

The calculation of the derivative liability at each quarter end is a function of the remaining term of each loan, the interest rate attached to the loan, the volatility of the Company’s shares price over up to a 12 month period, the Company’s actual stock price at each quarter end and the conversion price of the convertible debenture. This is a Black Scholes calculation that results in the measurement of the quarter end derivative liability. Any change in the derivative liability between quarter ends is reported as a gain or a loss on the valuation of the derivative liability in the consolidated statement of loss and comprehensive loss.

The reporting of the derivative liability is summarized as follows:

Derivative liability at October 31, 2016	$83,998

Derivative liability, Q1 bridge loans	684,306

Revaluation of derivative liability at January 31, 2017	1,046,968

Derivative liability at January 31,2017	$1,815,272

Derivative liability, Q2 bridge loans	1,170

Revaluation of derivative liability at April 30, 2017	(1,289,544)

Derivative liability at April 30, 2017	$524,558

It is significant to note that:

i.	This is a non-cash liability that is not repayable.

ii.

The derivative liability will be revalued at each quarter end and, as the maturity date of the bridge loans approaches, the derivative liability will ultimately be reversed. Prior to any extension at the maturity date, the derivative liability in the case of each bridge loan will be eliminated at the maturity date.

b)

The Company capitalized $67,642 of costs associated with patents in April 30, 2017 (2016 - $141,452). It has expanded its filings in 2016-2017 with multiple provisional and patent pending applications and filings in North American and international jurisdictions. These applications and filings relate to the ongoing product development work that the Company has undertaken. It has been granted six patents in 2016 – 2017 and a number of additional provisional filings are now under review with the USPTO.

c)	The Company continued in its private placement financing initiatives in the period ended April 30, 2017 as discussed in Section II(3) of this MD&A document.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

2.        Results of Operations:

The following table summarizes the Company’s operating results for the three months ended April 30, 2017 and 2016:

Discussion of Operating Results
	Three months ended April 30,
	2017	2016
	($000)	($000)
Revenue		-
Administration	72	85
Interest expense	156	93
Accretion expense	157	54
Professional fees and salaries	492	486
Stock-based compensation	-	-
Development costs, net	129	2
Travel and entertainment	35	35
Foreign exchange loss (gain)	91	(5)
Amortization of property and equipment	1	1
Amortization of patents	32
(Gain) Loss on revaluation of derivative liability	(1,290)	-
Net (expense) income	125	(751)
Net comprehensive income (loss)	125	(751)
Income (loss per share)	-	-

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Commentary:

1)	Administrative related expenses compare as follows ($000):

	2017	2016

General and administrative	19	28
Rent and occupancy cost	17	19
Office insurance	16	19
Telephone	3	2
Investor relations, listing and filing	17	17
	72	85

2)	Professional and other fees and salaries compare as follows ($000):

	2017	2016

Professional	142	116
Consulting fees	231	276
Salaries and benefits	119	94
	492	486

3)	Travel expenses compare as follows ($000):

	2017	2016

Airfare	13	18
Hotel	4	1
Other	18	17
	35	35

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

4)	Loss on revaluation of derivative liability:

As outlined in Section III (i) (a) above, the derivative liability relating to $CDN denomination bridge loans is revalued at each quarter end. Any change in the fair value measurement between quarters is reflected as a gain or a loss on revaluation at each quarter end.

The Company reported a loss on revaluation of the derivative liability of $1,046,968 for the period ending January 31, 2017 and a gain on revaluation of $1,289,544 for the period ended April 30, 2017. It is significant to note that this is a non-cash charge that will be reversed at maturity date prior to any renewal of the loans at maturity date.

5.	Recap of consolidated statement of loss at April 30, 2017 (6 mos.):

Loss as reported	$(2,307,420)

Adjust for non-cash charges:

a. Stock compensation calculated using Black Scholes methodology	442,206
b. Accretion expense on debentures	297,759
c. Amortization expense	63,189
d. Gain on revaluation of derivatives	(242,576)
Cash loss on operations	$(1,746,842)

Other Charges:
e. Interest expense	315,114
f. Net development project costs	220,857
Net cash loss on operations	$(1,210,871)

The net cash loss on operations, as above, comprises the monthly costs associated with salaries, audit and tax related fees, other professional fees, legal expenses, travel costs, MAST overheads and maintenance costs relating to the public company. These equate to approximately $200,000 per month.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

3.	Unaudited Quarterly Financial Information - Summary

Three months ended (unaudited)	Revenues $	Net Expense $	Income (loss) in period $	Loss per share $
July 31, 2015	-	1,175,706	(1,175,706)	(0.01)
October 31, 2015	-	3,600,152	(3,600,152)	(0.01)
January 31, 2016	-	611,687	(611,687)	-
April 30, 2016	-	750,938	(750,938)	-
July 31, 2016	-	4,610,433	(4,610,433)	(0.02)
October 31, 2016	-	832,477	(832,477)	-
January 31, 2017	-	2,431,952	(2,431,952)	(0.01)
April 30, 2017	-	(124,532)	124,532	-

Three months ended (unaudited)	(1) Working capital (deficiency)	Capital assets at NBV	Other Assets	Total Assets	Long term liability	Shareholders equity (deficit)
	$	$	$	$	$	$
July 31, 2015	(1,353,088)	16,197	5,232,312	546,755	-	3,895,421
October 31, 2015	(2,049,302)	15,592	3,437,598	3,667,866	-	1,403,888
January 31, 2016	(3,009,777)	14,423	3,784,410	4,163,419	-	789,056
April 30, 2016	(3,871,447)	13,633	4,039,206	4,187,484	-	181,392
July 31, 2016	(3,776,451)	12,306	448,367	796,754	-	(3,315,778)
October 31, 2016	(4,232,732)	10,988	403,600	736,043	-	(3,902,142)
January 31, 2016	(4,583,257)	13,732	389,412	524,937	-	(5,995,384)
April 30, 2017	(5,355,571)	12,672	410,178	501,472	-	(5,457,278)

(1)	Excludes derivative liability.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

IV. COMPLIANCE AND REPORTING MATTERS

1.        Continuity of Critical Accounting Policies and Reporting Procedures:

a)

Accounting Policies: These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as set in the audited consolidated financial statements for the year ended October 31, 2016 and should be read in conjunction with the audited consolidated financial statements. There have been no changes in accounting policies or methods of application of accounting policies in the period ending April 30, 2017.

b)

Fair Values: There were no changes in the methods and assumptions used in estimating the fair value of the Company’s financial instruments and no changes to the classification of financial instruments in terms of the levels of financial hierarchy during the period ending April 30, 2017 from that which was reported at October 31, 2016.

c)

Capital Management: There have been no changes to the objectives, policies and procedures that the Company has adopted and implemented with respect to capital management during the period ending April 30, 2017 from those disclosed at October 31, 2016.

d)

Financial Risks: The Company is exposed to and evaluates a variety of financial risks relative to its activities: market risk (including foreign exchange risk and interest rate risk), liquidity risk and credit risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. Based on management’s assessment as of April 30, 2017, the financial risks have not significantly changed since October 31, 2016. The Company continues to closely monitor its working capital position.

e)

New standards and interpretations issued but not yet adopted: The disclosures reported at October 31, 2016 relating to IFRS 15, IFRS 9, IAS7 and IFRS 16 remain valid at April 30, 2017. The Company is currently assessing the impact of these standards which are effective for future reporting periods.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

2.	Commitments and Contingencies:

a)      Commitments:

The Company has extended its lease for premises through July 2022. The lease term is for 5 years and stipulates base monthly rental expenses of $4,005 CDN. Lease commitments are as follows – commitments less than one year of $34,202 CDN, years 2-5: $206,136 CDN, thereafter $36,051.

The Company has certain outstanding commitments to 3rd party subcontractors with respect to its ongoing product development initiatives. These commitments are as follows – commitments less than one year of $2,899,593; commitments between years 2-5, $1,124,183. These commitments will become obligations of the Company as and when this work is commissioned to start by the Company which will be initiated once the Company secures the requisite financing.

b)      Contingencies:

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

In addition to the above, the Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business. In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

3.        Disclosure Controls/Internal Controls:

The Company was classified as an accelerated filer in 2015 and 2016 and, accordingly, was required to complete an annual external audit on its internal controls.

The audit report issued by the external auditors on the internal control over financial reporting dated March 2, 2017 concluded that the Company has maintained, in all material respects, effective internal control over financial reporting as of October 31, 2016 based on the criteria established by the regulatory authorities.

Management and the Board of Directors, primarily through the Audit Committee, have instituted review procedures on all of our periodic filings. We have established a Disclosure Committee consisting of two directors. Committee charters have been developed and has been ratified by our Board of Directors. We engage legal counsel, as required, to provide guidance and commentary on our press releases.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Management has concluded that our disclosure controls and procedures meet required standards at April 30, 2017. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports is recorded, processed, summarized and reported accurately. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

4.        Off-Balance Sheet Arrangements:

At April 30, 2017, the Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

5.        Risks, Uncertainties and Going Concern:

In the forward to this MD&A document we have identified a number of inherent risks, uncertainties and factors which could affect the operations, performance and financial results of the Company. The primary risk to the Company is that it must continue to raise financing to support its ongoing operations and it must bring its product development initiatives, as discussed herein, to commercialization.

The consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the six months ended April 30, 2017, the Company reported a net loss and comprehensive loss of $2,307,420 (2016 - $1,362,625) and negative cash flow from operations of $1,617,106 (2016 - $1,152,366) measured as net loss as reported adjusted for non-cash expenses included in net loss. The Company’s working capital deficiency as at April 30, 2017 is $5,355,570 (as at October 31, 2016 – $4,232,732) measured as net working capital adjusted for the non-cash derivative liability.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED April 30, 2017
PREPARED AS OF June 28, 2017
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

The Company’s future success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it should have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2017 and beyond; however, the ability of the Company to continue as a going concern is dependent on its ability to secure additional financing and/or to profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

6.        Liquidity and Capital Resources:

Liquidity:

We currently report negative cash flow from operations. This result will only change once we are generating sufficient revenue from either license fees, royalties or the sale of products utilizing our technology. The Company continues to raise additional financing.

We currently have no lines of credit in place. We must continue to obtain financing from investors or from clients in support of our development projects. A summary of financing raised in 2016-2017 is provided in Section II -3 of this document.

We have granted to our directors, officers and employees options to purchase shares at prices that are at or above market price on the date of grant. At April 30, 2017 there are 6,595,000 options outstanding at an average exercise price of $0.36 per share.

Capital Resources:

Our capital expenditures totaled $3,807 for the six months ended April 30, 2017.

VII.     SUBSEQUENT EVENTS

The Company secured $368,750 CDN ($269,160 USD) and $100,000 USD of financing through private placements in the period from May 1 to June 28, 2017.

The convertible bridge loans that had a maturity date of June 2017 have been extended through October 1, 2017.